EXHIBIT 3.7

FIFTH CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PLUG POWER INC.

Plug Power Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: That the Board of Directors of the Corporation has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware this Fifth Certificate of Amendment of Amended and Restated Certificate of Incorporation (this “Fifth Amendment”) to increase the authorized capital stock of the Corporation from 755,000,000 shares to 1,505,000,000 shares; and (ii) declaring this Fifth Amendment to be advisable, submitted to and considered by the stockholders of the Corporation entitled to vote thereon for approval by the affirmative vote of such stockholders in accordance with the terms of the Corporation’s Amended and Restated Certificate of Incorporation, as amended by the Certificate of Amendment of the Amended and Restated Certificate of Incorporation dated June 21, 2000, the Second Certificate of Amendment of the Amended and Restated Certificate of Incorporation dated May 19, 2011, the Third Certificate of Amendment of the Amended and Restated Certificate of Incorporation dated July 25, 2014, the Certificate of Correction to the Third Certificate of Amendment of the Amended and Restated Certificate of Incorporation dated December 21, 2016 and the Fourth Certificate of Amendment of the Amended and Restated Certificate of Incorporation dated June 30, 2017 (collectively, the “Certificate of Incorporation”) and Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”) and recommended for approval by the stockholders of the Corporation.

SECOND: That this Fifth Amendment was duly adopted in accordance with the terms of the Certificate of Incorporation and the provisions of Section 242 of the DGCL by the Board of Directors and stockholders of the Corporation.

THIRD: That upon the effectiveness of this Fifth Amendment, the first paragraph of Article IV of the Certificate of Incorporation is hereby deleted and is replaced in its entirety with the following:

“The total number of shares of capital stock which the Corporation shall have the authority to issue is One Billion Five Hundred Five Million (1,505,000,000) shares, of which (i) One Billion Five Hundred Million (1,500,000,000) shares shall be Common Stock, par value $0.01 per share, and (ii) Five Million (5,000,000) shares shall be preferred stock, par value $0.01 per share (consisting of 170,000 shares of previously designated Series A Junior Participating Cumulative Preferred Stock and 4,830,000 shares of undesignated preferred stock).”

IN WITNESS WHEREOF, the Corporation has caused this Fifth Certificate of Amendment of Amended and Restated Certificate of Incorporation to be executed by Andrew Marsh, its President and Chief Executive Officer, this      day of July, 2021.

PLUG POWER INC.

By:	/s/ Andrew Marsh
Name:	Andrew Marsh
Title:	President and Chief Executive Officer